CLPS Incorporation

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

November 19, 2025

Re:	CLPS Incorporation
Registration Statement on Form F-3 (File No. 333-291045)
Initially Filed October 24, 2025
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CLPS Incorporation hereby requests acceleration of effectiveness of the above referenced Registration Statement on F-3 (the “Registration Statement”), so that it will become effective at 4:00 p.m. ET on November 21, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer (Principal Executive Officer)

cc:	Lawrence Venick, Esq.
Loeb & Loeb LLP